UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     ) *

Huami Corporation

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

44331K103

(CUSIP Number)

October 11, 2019

(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

SCHEDULE 13G
CUSIP No. 44331K103		Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS GIC Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,555,256
	6	SHARED VOTING POWER 945,448
	7	SOLE DISPOSITIVE POWER 3,555,256
	8	SHARED DISPOSITIVE POWER 945,448

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,704
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.05% (1)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Based on 89,104,793 Class A Shares outstanding as of April 24, 2019, according to the Prospectus filed by the Issuer with the Securities and Exchange Commission on April 25, 2019.

SCHEDULE 13G
CUSIP No. 44331K103		Page 3 of 5 Pages

Item 1(a) Name of Issuer

Huami Corporation

Item 1(b) Address of Issuer’s Principal Executive Offices

Building H8, No. 2800, Chuangxin Road

Hefei, 230088

People’s Republic of China

Item 2(a) Name of Persons Filing

GIC Private Limited (“GIC”)

Item 2(b) Address of Principal Business Office or, if none, Residence

168 Robinson Road

#37-01 Capital Tower

Singapore 068912

Item 2(c) Citizenship

Singapore

Item 2(d) Title of Class of Securities

Class A ordinary shares, par value US$0.0001 per share

Item 2(e) CUSIP Number

44331K103

Item 3 If this statement in filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4 Ownership

(a - c) The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by the Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following tables:

Reporting Person	No. of Securities Beneficially Owned	Percent of Class (3)	Voting Power		Dispositive Power
			Sole (1), (2)	Shared (1), (2)	Sole (1), (2)	Shared (1), (2)
GIC Private Limited	4,500,704	5.05	3,555,256	945,448	3,555,256	945,448

SCHEDULE 13G

CUSIP No. 44331K103	Page 4 of 5 Pages

(1)

GIC is a fund manager and only has 2 clients – the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC has the sole power to vote and power to dispose of the 3,555,256 securities beneficially owned by it. GIC shares power to vote and dispose of 945,448 securities beneficially owned by it with MAS.

(2)	GIC disclaims membership in a group.

(3)	Based on 89,104,793 Class A Shares outstanding as of April 24, 2019, according to the Prospectus filed by the Issuer with the Securities and Exchange Commission on April 25, 2019.

Item 5 Ownership of Five Percent or Less of a Class

Not applicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8 Identification and Classification of Members of the Group

Not applicable.

Item 9 Notice of Dissolution of Group

Not applicable.

Item 10 Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G

CUSIP No. 44331K103	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of October 21, 2019.

GIC PRIVATE LIMITED

By:	/s/ Ng Bee In
Name: Ng Bee In
Title: Senior Vice President

By:	/s/ Toh Tze Meng
Name: Toh Tze Meng
Title: Senior Vice President